UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): April 11, 2025

BirchBioMed Inc.

(Exact name of issuer as specified in its charter)

British Columbia	00-0000000
State of other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

130 Kingscross Drive

King City, Ontario, Canada, L7B 1E6

(Full mailing address of principal executive offices)

(905) 833-3414

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A:

Common Shares, no par value per share

Item 5.	Non-reliance on Previously Issued Financial Statements or Related Audit Report or Completed Interim Review

On April 11, 2025, the Board of Directors (the “Board”) of BirchBioMed Inc. (the “Company”) concluded that the Company’s previously issued financial statements as of and for the fiscal year ended September 30, 2023, and for the six-month period ended March 31, 2024, included in the Company’s Form 1-A that was qualified by the Securities and Exchange Commission on October 8, 2024 (the “Form 1-A”), should no longer be relied upon due to certain errors in the financial statements. The Board, after consultation with the Company’s management and Bonadio & Co., LLP, the Company’s independent registered public accounting firm for the financial statements included in the Form 1-A, concluded that the financial statements (i) did not present the effect of a deemed dividend for the modification of contractual terms of certain warrants, (ii) improperly calculated the amortization of residual interests, (iii) included improper assumptions in determining the grant date fair value of certain instruments issued and modified under stock-based compensation arrangements, (iv) included improper calculations under ASC 825-10, and (v) included improper assumptions and classifications related to its expenses, and should no longer be relied upon.

The Company intends to file a Special Report on Form 1-K promptly, which will include its financial statements as of and for the fiscal year ended September 30, 2024 and restated financial statements for the fiscal year ended September 30, 2023.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIRCHBIOMED INC.

Dated: April 11, 2025	By:	/s/ Mark Miller
	Name:	Mark Miller
	Title:	Chief Executive Officer